December 9, 2011

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Re:	Echelon Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
File No. 000-29748

Dear Ms. Collins:

This letter is submitted in response to your letter dated November 18, 2011 setting forth comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) regarding the above-referenced filing of Echelon Corporation (“Echelon” or the “Company”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1. To the extent material, the business, risk factor and management’s discussion sections should provide specific quantitative and qualitative disclosure about regulatory matters and the effects they had and may have upon you. Pages 11, 16 and 26 contain generalized references to the possibility that regulatory issues may affect your operations. However, you do not identify specific regulatory concerns or discuss the effects of regulations had on your operations and results. For example, performance under the Duke Energy agreement for ECoS was dependent, in part, on the utility receiving certain approvals in Indiana and Kentucky, but that this issue and the effect it had does not appear to be discussed. Similarly, you do not provide reasonably detailed disclosure of the approvals necessary, for example, to be able to provide your products in specific markets. In your response letter and with a view to future disclosure, please provide your analysis of the extent to which specific regulations are material to you or have had material effects on your operations. For example, tell us whether the failure by Duke Energy to receive the regulatory approvals from Indiana for smart meters and similar technology led it to cancel a $14.5 million order for ECoS.

Response to Comment 1:

We respectfully acknowledge the Staff’s comment. As the comment highlights, the business, risk factor and management’s discussion and analysis sections in our quarterly and annual reports discuss regulatory matters affecting utility customers that may affect interest in or the timing of deployment

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

of our products. As we discuss in the first “risk factor” and elsewhere, there are a number of regulatory hurdles our clients are required to overcome that can vary greatly depending on the client and the jurisdiction. As a result, there are two primary reasons why providing more specific regulatory concerns and risks in the absence of information from our clients about an identified regulatory risk would be either impracticable or potentially misleading to our investors.

First, we are not a party to our clients’ regulatory filings, and we are not required or permitted to make filings or appearances in connection with our clients’ regulatory matters. As a result, we do not have visibility into the timing or status of these regulatory issues, unless our clients choose to inform us or the information otherwise become available to the public as a whole. Given the limited amount of information we generally have with respect to the timing of regulatory matters affecting our clients, we regard these types of regulatory risks as general risks to our business, and we believe it could be misleading to speculate on the nature or outcome of any specific regulatory matters.

Second, because our products are regulated in a wide range of jurisdictions and subject to an extensive universe of approvals, disclosure with any specificity regarding all these areas of risks inevitably would be over-inclusive and arguably meaningless to investors. Efforts to determine which of the wide range of regulatory risks and approvals might be material to our business would be a speculative exercise and potentially misleading to our investors.

As a result of these concerns, in our public disclosures we have identified in a meaningful manner the variety of ways in which we believe our business may be subject to material adverse impacts due to regulatory matters, including both regulations that affect us directly and those that affect our clients. We respectfully note the Commission’s comment about providing more detailed disclosure and, to the extent we may have more specific prospective knowledge about the nature of regulatory risks related to our business, we will include specific examples in our risk factors in our future filings.

With regard to the Staff’s request that we provide disclosure concerning Duke Energy’s decision to cancel its $14.5 million order for the Edge Control Node (ECN) and whether Duke Energy’s failure to receive regulatory approvals from the Indiana Utility Regulatory Commission led to that decision, we respectfully submit that although we can describe Echelon’s actions we cannot definitively categorize Duke’s rationale. The matter of Duke Energy’s regulatory application in Indiana is an example of a situation where we simply had no involvement in Duke Energy’s regulatory needs or filings. Indeed, our contract with Duke Energy did not require that Duke Energy obtain regulatory approval in Indiana or elsewhere as a pre-condition to the purchase. In addition, Duke Energy’s ultimate business decision to cancel the $14.5 million order involved, we believe, more factors than just the Indiana regulatory approval decision, such as the timing of its deployments in Ohio and

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

decisions by Echelon regarding its development schedule, described below. We supplementally note that Duke Energy has been a purchaser of a range of our products (and indeed we continue – even after the ECN order cancellation – to be a strategic supplier of metering solutions to Duke Energy in Ohio).

On October 19, 2011 the Indiana Utility Regulatory Commission denied Duke Energy’s petition for reasons relating to an internal Duke Energy personnel matter that in no way concerned the merits of our products (thereby demonstrating the overly broad and unpredictable range of outcomes with respect to regulatory matters). In addition, Duke Energy had previously indicated to Echelon that Duke Energy planned to accelerate its smart grid deployments in Ohio as a result of an American Recovery & Reinvestment Act “stimulus” grant. As a result of the acceleration of deployments in Ohio and because Duke Energy could not expect regulatory approvals outside Ohio in the near term, Echelon would have needed to substantially accelerate development of certain enhancements to the ECN in order to enable the ECN to be deployed in significant quantities in Duke Energy’s territory, in Ohio. We informed Duke Energy that we instead intended to focus our resources on markets outside of the U.S. We made this business decision based on, among other things, our belief that (1) there is greater commercial interest in the ECN outside of the U.S., (2) accelerating our own plans to tailor our ECN to Duke Energy’s accelerated needs in Ohio would require significant R&D and manufacturing expenditures and (3) committing our engineering resources to Duke Energy’s ECN needs in Ohio would negatively impact our ability to achieve deliverables for and revenues from other clients. Accordingly, while we cannot know the exact reasons why Duke Energy cancelled its $14.5 million order, we believe that the Indiana regulatory decision did set in motion a series of business decisions (both within Duke Energy and within Echelon) that ultimately led to Duke Energy’s decision to cancel its order. However, we do not believe that the specific regulatory risk (i.e., the fact that that the Indiana Utility Commission would deny the application, particularly based on an internal personnel matter), or the specific series of cascading business decisions that led to the cancellation of the order, were foreseeable by us.

2. In your response letter and with a view to disclosure in future filings, please describe the rights and obligations imposed by your material value added reseller agreements, international distributor agreements and direct sale customer arrangements. In particular, we note that Eltel and EBVcontributed material portions of your revenues in each of the last two years; however, the terms of the arrangements with those significant customers are unclear. Although you have filed Exhibits 10.17 and 10.5, it is unclear whether the terms included in those exhibits govern the relationships with principal customers or your distribution chain relationships generally. It is also unclear how much control or influence you have over the operations of your resellers and distributors.

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Response to Comment 2:

We acknowledge the Staff’s comment and advise the Staff that Echelon’s material value added resellers and distributors are subject to the rights and obligations described in the agreements referenced in the Staff’s comment above. For example, the resellers and distributors have the right, but not the obligation, to purchase products from Echelon from time to time. Echelon does not exert control or influence over the operations of our resellers and distributors, except that (as provided in sections 20.11 – 20.13 of the value-added reseller agreement and section 20 of the distributor agreement), Echelon requires our distributors to comply with United States and other applicable regulations regarding export controls, anti-bribery statutes and the like. Echelon does not control the price at which the reseller’s or distributor’s products can be resold. Echelon will consider how additional clarification on these points may be made in future filings.

Liquidity and Capital Resources, page 40

3. We note your discussion on page 74 regarding the $8.2 million of undistributed earnings of your foreign subsidiaries that you consider to be permanently reinvested and for which no taxes have been provided. Tell us the amount of cash and cash equivalents and short term investments that were held outside the United States at year-end. Also, tell us your consideration to disclose such amounts and the amounts, if any that are subject to restriction from and/or additional taxes upon repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response to Comment 3:

We acknowledge the Staff’s comments and advise the Staff that, as of December 31, 2010, approximately $865,000, or 1.3% of the Company’s $64.6 million in cash, cash equivalents, and short term investments were held outside of the United States. Currently, Echelon would not pay any additional U.S. taxes on the repatriation of these funds because the Company currently generates tax losses in the United States and there is no tax provision effect because these losses have a full valuation allowance against them.

In future filings, we will revise our disclosure in Liquidity and Capital Resources to clarify further the extent of cash held by foreign subsidiaries as follows:

“Our cash and investments totaled $64.6 million as of December 31, 2010. Of this amount, approximately 1% was held by our foreign subsidiaries. Our intent is to permanently reinvest a significant portion of our earnings from foreign operations, and current plans do not anticipate

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

that we will need funds generated from foreign operations to fund our domestic operations. In the event funds from foreign operations are needed to fund operations in the United States and if U.S. tax has not already been previously provided, we would provide for and pay any additional U.S. taxes due in connection with repatriating these funds.”

Part III Information Incorporated by Reference to Schedule 14A Filed on April 14, 2011

Executive Compensation, page 27

4. Please confirm in future filings that you will provide a description and an analysis of the effect of individual performance for each executive officer for each relevant component of their compensation. On page 32 of your proxy statement, for example, you only discuss individual performance criteria as to your named executive officers’ compensation as a whole and only provide an individualized discussion for your CEO. See Item 402(b)(2)(vii) of Regulation S-K.

Response to Comment 4:

We acknowledge the Staff’s comments and advise the Staff that in future filings we will provide a description and an analysis of the effect of individual performance for each executive officer for each relevant component of their compensation.

5. We are unable to locate your employment agreement for Mr. Ronald Sege. Please advise us the location of this employment agreement, or advise us why it has not been filed pursuant to Item 601(b)(10) of Regulation S-K.

Response to Comment 5:

We acknowledge the Staff’s comments and advise the Staff that all of the material terms of Mr. Sege’s employment agreement were disclosed in the Report on Form 8-K filed with the Commission on August 19, 2010, as well as in our most recent proxy statement. Accordingly, we do not believe that any material terms regarding Mr. Sege’s employment agreement have not been disclosed publicly. However, based on the Staff’s comment, we intend to file Mr. Sege’s employment agreement as an exhibit to our next periodic report.

*  *  *  *  *

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Echelon’s management acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (408) 938-5285, Kathleen Bloch, Senior Vice President and General Counsel, at (408) 938-5382, or Mike Marszewski, Vice President and Principal Accounting Officer, at (408) 938-5230 with any questions you may have regarding this response. Thank you for your assistance.

Very truly yours,

/s/ William R. Slakey
William R. Slakey
Executive Vice President and Chief Financial Officer

cc:	Kathleen Bloch, Echelon Corporation C. Michael Marszewski, Echelon Corporation